August 12, 2005

Mr. Robert Lipsett
President and Director
Ripple Lake Diamonds Inc.
Suite 305-595 Howe Street
Vancouver, British Columbia, Canada V6C 2T5

	RE:	Ripple Lake Diamonds Inc.
		Registration Statement on Form 20-F
		Filed on July 14, 2005, as amended
		File No. 0-51236

Dear Mr. Lipsett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General
1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Update your disclosure throughout to the most recent practicable date with each amendment. For example, update the exchange rate information. See Item 3.A.3 of Form 20-F.


Key Information

Selected Financial Data, page 5

Selected Financial Data
3. Please correct the assertion that your financial statements are presented in accordance with generally accepted accounting principles in the United States of America. We note that you use Canadian
GAAP
and reconcile to U.S. GAAP.

Risk Factors, page 7
4. Throughout this section, rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.
5. Please delete any language that serves to mitigate or qualify the risk that you are highlighting. Examples of this are statements such as "[a]lthough we have been successful..." or "...operations will result in the generation of revenues."

Environmental risks and other regulatory requirements..., page 9
6. Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, you state that certain permits are required for you to conduct any exploratory activities. Please discuss the requirements for the permits, whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments. See Item 4.B.8 of Form 20-F.

Information on the Company

History and Development, page 11
7. Please disclose the name and address of your agent in the United
States, if any.  See Item 4.a.3 of Form 20-F.
8. Provide us with more details regarding the private placements to which you refer. For example, please disclose the federal securities law exemption(s) upon which you relied.

Our Properties

TCH Project, Ontario, page 18
9. Please disclose how you acquired the properties that make up the
TCH Project and summarize the contract terms of the acquisition. If applicable, please file the contract as an exhibit. See Item 10C and
Instruction 4 as to Exhibits of Form 20-F.
10. We note that you completed Phase I of your exploration of the TCH
Project. Please disclose the time frame, work conducted, and the results of that exploration.

KMD Property, Nunavut, page 20
11. As for your TCH Project, we note that you also completed Phase I of your exploration of the KMD Property. For this property, please also disclose the time frame, work conducted, and the results of that exploration.

Competitive Factors, page 24
12. We note your statement that "...[you] will be able to sell any diamonds that [you] are able to recover." Revise to avoid suggesting that you are guaranteed to sell the diamonds. For example, make clear that the characteristics of the diamonds, such as its size and clarity, determine its marketability.

Employees and employment agreements, page 25
13. We note that you entered into a consulting agreement with Felix
Kaminsky. Please disclose the nature of the services he provides and file that agreement as an exhibit to the registration statement. Property, Plants and Equipment, page 26
14. Revise the second sentence of this section for clarity.

Operating and Financial Review and Prospects

Plan of Operation, page 27
15. Update the status of your intention to raise an additional
$2,000,000 during July 2005 through the sale of common stock and spend the proceeds on further exploration on the TCH property and KMD property.

Directors, Senior Management and Employees

Conflicts of Interest, page 30
16. We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:
* the full extent of your and your executive officers` relationship with these other entities, including the percentage of stock held by each of your executive officers;
* whether these other entities are engaged in the same line of business in the same geographical areas as you;
* the measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;
* the transactions you have consummated with these entities, including the material terms thereof; and
* whether you viewed the terms of any transactions with these related parties to be fair to you and your disinterested shareholders. Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of your officers and directors that details the information you describe in parts
(a),
(b) and (d) and the material risks associated with such a situation.
We may issue further comments.

Compensation, page 30
17. Please update the Summary Compensation Table to the most recent practicable date.







Major Shareholders and Related Party Transactions

Major Shareholders, page 37
18. Disclose any significant change in the percentage ownership held by major shareholders since inception. See Item 7.A.1.b of Form
20-F.

Additional Information

	Memorandum and Articles of Incorporation, page 40
19. Provide a more detailed disclosure in this section. For example, please disclose the percentage vote required to pass any resolution at a shareholder meeting, including an election of directors.

Statement by Experts, page 45
20. We note your disclosure regarding Amisano Hanson`s consent.
Please provide a signed auditor`s consent on its letterhead.  See
Item
10(G) of Form 20-F.

Financial Statements, page 48
21. Please revise your U.S. GAAP reconciliation to remove the advances
as assets for U.S. GAAP and to reconcile your operating and
investing
cash flows from Canadian to U.S. GAAP. Describe the property acquisition costs as mineral exploration properties on the face of the balance sheet and in the related notes. Separately disclose the amount of the capitalized exploration costs on the face of the balance sheet.  If there has been exploration/disturbance on the
properties
you hold mineral rights in, you should revise to comply with FAS
143
and the related Canadian standard. If you have conducted no exploration to date, please disclose this in your financial statement footnotes.

Engineering Comments
22. Add a risk factor that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.
Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to the engineering comments to
George
Schuler at (202) 551-3718. Direct questions relating to the accounting comments to John Weitzel at (202) 551-3731 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763. Direct questions relating to all other disclosure issues to
Jason Wynn at (202) 551-3756 or, in his absence, to the
undersigned,
at (202)551-3740.   Direct any correspondence to us at the
following
ZIP Code: 20549-7010.

      Sincerely,


									H. Roger Schwall
									Assistant Director


cc:	G. Schuler
	B. Stem
      J. Weitzel
      J. Wynn
      Via facsimile
      Mr. Chris Pollard
      (604) 688-9727
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Mr. Robert Lipsett
Ripple Lake Diamonds Inc.
August 12, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
    MAIL STOP 7010